Exhibit 99.1

The reported amount of restricted stock and stock appreciation rights (SARs), collectively, represents the 75% portion of a target equity award that is subject to time vesting in three equal annual installments beginning one year from the grant date. The remaining 25% of the target equity award may vest on May 24, 2013, if the registrant achieves certain pre-determined financial performance targets, subject to certification by the registrant’s Compensation Committee on March 1, 2013. In addition, the reporting person may receive additional shares up to 150% of the target award based on achievement of pre-determined financial performance criteria.